

Mail Stop 4561

June 22, 2018

Joshua G. James
Founder and Chief Executive Officer
DOMO, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re:** **DOMO, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 18, 2018**
> **File No. 333-225348**

Dear Mr. James:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to the Investor Rights Agreement filed as Exhibit 4.2 to the registration statement. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Investor Rights Agreement, rather than claims under the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director, Office of
Information Technologies and
Services

cc: Patrick J. Schultheis
       Wilson Sonsini Goodrich & Rosati